THE CHARTWELL FUNDS
1205 Westlakes Drive, Suite 100
 Berwyn, Pennsylvania 19312

FORESIDE FUND SERVICES, LLC
Three Canal Plaza, Suite 100
Portland, Maine 04101

May 10, 2017

Via EDGAR Transmission

Mr. Jeffrey Foor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Chartwell Funds (Registrant)
Registration Statement on Form N-14
(File Number: 333-217095)
Request for Acceleration

Dear Mr. Foor:

On behalf of the above referenced Registrant and its principal underwriter, Foreside Fund Services, LLC, pursuant to the requirements of Rule 461 under the Securities Act of 1933, we respectfully request that the effectiveness of Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 filed on May 5, 2017 (Accession number 0001398344-17-005986) be accelerated to Thursday, May 11, 2017, or as soon as practicable thereafter.

Thank you for your prompt attention to the request for acceleration. Please contact Cory O. Hippler at (215) 564-8089 if you have any questions or need further information.

/s/ Michael Magee	/s/ Mark Fairbanks
Michael Magee	Mark Fairbanks
Executive Vice President	Vice President
The Chartwell Funds	Foreside Fund Services, LLC

cc:	Cory O. Hippler, Esq.